Issuer Free Writing Prospectus Dated July 26, 2024
Filed Pursuant to Rule 433 of the Securities Act of 1933
Relating to Preliminary Prospectus Dated July 2, 2024
Registration Statement No. 333-277731



From Chronic to Closure

Cuprina Holdings (Cayman) Limited

NASDAQ Proposed Symbol: CUPR

Investor Presentation
July 2024

NETWORK 1 FINANCIAL SECURITIES, INC.

Disclaimer

All statements in this presentation, other than those relating to historical facts, are "forward-looking statements." These forward-looking statements may include, but are not limited to, statements relating to our objectives, plans, and strategies; statements that contain projections of results of operations or of financial condition; statements relating to the industry and government policies and regulations relating to our industry; and all statements (other than statements of historical facts) that address activities, events, or developments that we intend, expect, project, believe, or anticipate will or may occur in the future.

Forward-looking statements are not guarantees of future performance and are subject to risks and uncertainties. We have based these forward-looking statements on assumptions and assessments made by our management and on information currently available to them in light of their experience and their perception of historical trends, current conditions, expected future developments, and other factors they believe to be appropriate. Important factors that could cause actual results, developments, and business decisions to differ materially from those anticipated in these forward-looking statements include, among other things: the overall global economic environment; general market, political, and economic conditions in the countries in which we operate: projected capital expenditures and liquidity; changes in our strategy; government regulations and approvals; and litigation and regulatory proceedings. Cuprina Holdings (Cayman) Limited (the "Company") has filed a registration statement on Form F-1, as amended (Registration No.: 333-277731) (the "Registration Statement") with the Securities and Exchange Commission (the "Commission") for the offering to which this presentation relates. Before you invest, you should read the Registration Statement and other documents that we have filed with the Commission for more complete information about us and the offering. You may get these documents for free by visiting EDGAR on the Commission's website at www.sec.gov. We caution you that forward-looking statements are not guarantees of future performance and that our actual results of operations, financial condition and liquidity, and the development of the industry in which we operate may differ materially from the forward-looking statements contained in this presentation as a result of, among other factors, the factors referenced in the "Risk Factors" section of the Registration Statement. In addition, even if our results of operations, financial condition and liquidity, and the development of the industry in which we operate are consistent with the forward-looking statements contained in this presentation, they may not be predictive of results or developments in future periods. This presentation shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any of our securities nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

Any offering of securities can only be made in compliance with applicable securities laws. You should read carefully the factors described in the "Risk Factors" section of the Registration Statement to better understand the risks and uncertainties inherent in our business and underlying any forward-looking statements. These statements are only current predictions and are subject to known and unknown risks, uncertainties, and other factors that may cause our or our industry's actual results, levels of activity, performance, or achievements to be materially different from those anticipated by the forward-looking statements. You should not rely upon forward-looking statements as predictions of future events. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance, or achievements. Except as required by law, we are under no duty to update or revise any of the forward-looking statements, whether as a result of new information, future events or otherwise, after the date of this prospectus. These forward-looking statements speak only as of the date of this presentation, and we assume no obligation to update or revise these forward-looking statements for any reason. This presentation contains certain data and information that we obtained from various government and private publications. Statistical data in these publications also include projections based on a number of assumptions. The chronic wound care market may not grow at the rate projected by such market data, or at all. Failure of the industry to grow at the projected rate may have a material and adverse effect on our business and the market price of our ordinary shares. Furthermore, if any one or more of the assumptions underlying the market data are later found to be incorrect, actual results may differ from the projections based on these assumptions. You should not place undue reliance on these forward-looking statements.

This presentation is confidential, is intended for the recipient only and thus may not be forwarded, reproduced, redistributed or passed to any other person or published in whole or in part for any purpose. If this document has been received in error, it must be returned immediately to the Company. By receiving this presentation, you become bound by the above-referred confidentiality obligation. Failure to comply with such confidentiality obligation may result in civil, administrative or criminal liabilities. This presentation contains inside Information with regard to the Company and/or its securities. Recipients of this presentation should not deal or encourage any other person to deal in the securities of the Company until the transaction described in this presentation is either announced or abandoned by the Company. Dealing in securities of the Company when in possession of inside information will result in liability for breach of insider dealing restrictions under applicable law, including the law of the United States. This presentation is not directed to, or intended for distribution to or use by, any person or entity that is a citizen or resident or located in any locality, state, country or other jurisdiction where such distribution, transmission, publication, availability or use would be contrary to law or regulation or which would require any registration or licensing within such jurisdiction. No communication or information relating to the transaction described herein may be distributed to the public in any jurisdiction in which registration or approval would be required prior to such distribution.

Offering Summary

Issuer	Cuprina Holdings (Cayman) Limited ("Cuprina Cayman" or the "Company")
Securities Offered	Class A Ordinary Shares
Proposed Ticker	Nasdaq Capital Market: CUPR
Pre-Offering Shares Outstanding	3,915,000 Class A Ordinary Shares and 14,085,000 Class B Ordinary Shares
Number of Shares Offered	3,750,000 Class A Ordinary Shares (or 4,312,500 Class A Ordinary Shares if underwriter exercises over-allotment option in full)
Post-Offering Shares Outstanding	7,665,000 Class A Ordinary Shares (or 8,227,500 Class A Ordinary Shares if underwriter exercises over-allotment option in full) and 14,085,000 Class B Ordinary Shares
Offering Price Per Share	US$4.00
Estimated Gross Proceeds	US$15,000,000 (assuming no exercise of over-allotment option)
Use of Proceeds	The Company currently intends to use the net proceeds from this offering for the following purposes: • growth and expansion into new markets including Southeast Asia (excluding Singapore), Hong Kong, Mainland China and the Middle East; • research and development activities to expand our product offerings, in particular, for the research and development of bullfrog collagen related chronic wound care products and cosmeceutical products (inclusive of application for relevant regulatory permits and compliance with regulatory requirements); • building of brand awareness; • investment in equipment and infrastructure; • loan repayment to one of our ultimate beneficial shareholders, who provided advances to us for working capital purposes; and • other working capital and general corporate purposes.
Underwriter	Network 1 Financial Securities, Inc.

Cuprina at a Glance

WHO WE ARE

We are a Singapore-based biomedical and biotechnology company that is dedicated to the development and commercialization of innovative products for the management of chronic wounds as well as cosmeceuticals for the health and beauty sector.

We offer our chronic wound care products primarily to hospitals and clinics in Singapore and Hong Kong. Our cosmeceuticals are available through retailers and gyms in Singapore, Malaysia and Australia and via online platforms. Our pipeline includes wound dressings utilizing bullfrog collagen, and wound treatment products utilizing medical leeches.

Our chronic wound care products are poised to benefit from escalating global market demand fueled by an aging population and the rise in diabetes, obesity, cardiovascular ailments, and peripheral vascular diseases.

OUR MISSION

Our mission is to become the world's leading biomedical company that uses sustainable nature-derived raw materials to extract bioactives that improve clinical outcomes and improve quality of life. We strive to demonstrate that products developed and manufactured using nature-derived bioactives can be conducted in an environmentally sustainable manner, achieve better clinical outcomes and reduce costs of care.



Corporate Structure


Cuprina Holdings (Cayman) Limited
100%
Cuprina Holdings (BVI) Limited
100%
Cuprina Pte. Ltd. (Singapore)
100%
Cuprina United States Inc.
49%
Cuprina MENA Co. Ltd.
100%
Cuprina Malaysia Sdn. Bhd.
100%
Cuprina (Beijing) Biotechnology Co. Ltd.
100%
Cuprina Hong Kong Limited

Our Products: Commercialized & Pipeline

2020-Present

2023-Present

Est. H1 2025*

Est. 2025 Onward*

MEDIFLY





MEDIFLY FREE-RANGE

MEDIFLY BAGGOTS

Maggot Debridement Therapy for Wound Treatment

ANURAN



ANURAN BULLFROG COLLAGEN SPONGE DRESSING



MEND SKIN RESTORATION BALM
Cosmeceutical



ENDURE MUSCLE ENERGY CREAM
Cosmeceutical



COOL RELIEF MUSCLE PATCHES
Cosmeceutical



ANURAN HYDROGEL
Collagen Wound Care Product



ANURAN PARTICLES
Collagen Wound Care Product



HIRUDOTHERAPY
Medical Leech Wound Therapy

* Commercialization is subject to regulatory approval and we may not be able to receive the necessary regulatory approvals for our pipeline products from the relevant regulatory authorities on the timeline envisioned, or at all.

MEDIFLY

Maggot Debridement Therapy (MDT)

1 MDT is the use of live, sterile maggots for the non-surgical removal of damaged, dead or infected tissue from chronic wounds.

2 Cuprina's MEDIFLY is available in direct (Free Range) or pouch (Baggots) applications.

3 Applied by trained clinicians in hospitals, wound clinics, and veterinary clinics.

4 Efficient in reducing pathogenic infections - including antibiotic-resistant microbes - in chronic wounds, and in reducing antibiotic dependence.

5 On average, three cycles of treatment, each 48 to 72 hours, achieve positive clinical outcomes.

6 Listed on Singapore Medical Device Register (Class C). Production certified to ISO 13485:2016 standards.

7 Currently commercially available in Singapore and Hong Kong.

8 Currently filing for regulatory approval in U.S. and Mainland China; to file in Saudi Arabia and Southeast Asia.

Clinical Studies Investigating Efficacy and Safety of MDT

SELECT LITERATURE

Yeo et al. (2022)


WOUNDS ASIA

HIGHLIGHTS FROM STUDY

- MEDIFLY has a **high limb salvage rate of 90.9%.**
- MDT has been established to be a safe method of debridement.
- **Pain** resulting from MDT found to be **easily manageable.**

Sherman (2002)


WOUND REPAIR AND REGENERATION
THE INTERNATIONAL JOURNAL OF TISSUE REPAIR AND REGENERATION
IN THIS ISSUE

HIGHLIGHTS FROM STUDY

- MDT is **more effective** and efficient in debriding chronic pressure ulcers **vs conventional treatments.**
- MDT-**treated wounds** debrided **four times faster** (0.8 cm^2/week for MDT vs. 0.2 cm^2/week for standard wound care).

Wilasrusmee et al. (2014)


Asian Journal of Surgery

HIGHLIGHTS FROM STUDY

- **Time to healing was ~19 weeks shorter** in the MDT treatment group vs. conventional treatment group.
- Ulcers treated with MDT had **~seven times higher chances of wound healing compared to conventional therapy.**

Cangel et al. (2022)


Evidence-Based Complementary and Alternative Medicine

HIGHLIGHTS FROM STUDY

- MDT-treated **wound closure rate was 92.3% vs. vacuum-assisted closure wound closure rate of 18.2%.**
- **69.6% of patients undergoing VAC required amputation,** while only **7.7% of patients receiving MDT required amputation.**

Chronic Wound Care Market Opportunities

The Global Chronic Wound Sector

18 million

people suffer from chronic wounds globally per year [1]

Chronic wound care products represent a **large and growing market**



6.7%
CAGR
$19.5 B
$11.6 B
2021
2029

Global chronic wound market size [2] (US$ billions)

Main Drivers Include:



Aging Populations
Prevalence of Lifestyle Diseases (diabetes)
Increasing Costs of Healthcare
Persistence of Difficult-to-treat Infections

Common Chronic Wounds:

- Diabetic Ulcers
- Venous Ulcers
- Pressure Ulcers
- Arterial Ulcers
- Traumatic Ulcers

Projected Market Growth

Mainland China & Hong Kong

Wound Care Market Growth: CAGR of 6.8% in Mainland China (2018 – 2028) [3] & 5.9% in Hong Kong (2020 – 2030) [4]

Diabetes cases in Mainland China: 140.9 million or 10.6% of population (2021), increasing by 164.06 million by 2030 [5]

Southeast Asia (SEA)

Advanced Wound Care Market: US$221.3 million in 2022 with CAGR of 6.1% (2023 – 2030), with Singapore projected to witness fastest growth with CAGR of 7.6% [6]

Undiagnosed diabetes cases in Indonesia: 7.9 million adults with undiagnosed diabetes aged 20 to 79 (2019) [5]

Gulf Cooperation Council (GCC)

Wound Care Market Growth: CAGR of 5.0% (2023 – 2028) [7]

Diabetes cases in UAE: 990,900 or 12.3% of population (2021) [5]

Sources: [1] Martinengo et al. Ann Epidemiol. 2019;29:8-15, [2] Fortune Business Insights, [3] Mordor Intelligence, [4] P&S Intelligence, [5] International Diabetes Federation, [6] Grand View Research, [7] MarkNtel Advisors

ANURAN

We are currently developing a range of novel medical wound care dressings using collagen derived from American bullfrog skin. We intend to market such products under the ANURAN brand name and to trademark the brand name "ANURAN".

In vivo and in vitro tests, conducted by our R&D partner, Nanyang Technological University, have demonstrated that this type of collagen possesses many beneficial properties compared to bovine and other conventional sources of collagen, such as superior biocompatibility and thermal stability, -- and produced 90 percent wound closure in 24 hours versus 34 percent for bovine collagen.

BULLFROG COLLAGEN SPONGE DRESSING

Est. commercialization in H1 2025*


ANURAN
SP1
COLLAGEN WOUND DRESSING

Our first of these products will be the bullfrog collagen sponge dressing. Direct contact of this highly absorbable sponge dressing with a wound bed will provide a scaffold and biochemical pathway which enables native cells to colonize and rebuild tissue, promoting natural healing.

Set-up of a CGMP-compliant pilot production facility for the dressings was completed in 2023. (Certified ISO 7 Class 10,000 cleanroom.)



* Commercialization is subject to regulatory approval and we may not be able to receive the necessary regulatory approvals for our pipeline products from the relevant regulatory authorities on the time line envisioned, or at all.

Pipeline Wound Care Products

ANURAN Range



ANURAN HYDROGEL
Collagen Wound Treatment



ANURAN PARTICLES
Collagen Wound Treatment

- Designed to form a range of medical devices for wounds using bullfrog collagen, ANURAN Hydrogel is aimed at wound cavities.
- ANURAN Hydrogel is currently under development as part of research collaboration agreement with Nanyang Technological University Singapore.
- Wound dressing products using bullfrog collagen, such as ANURAN Hydrogel, are expected to be on an accelerated regulatory timeline as biocompatibility tests for bullfrog collagen are anticipated to be completed in second half of 2024.

HIRUDOTHERAPY



HIRUDOTHERAPY
Medical Leech Therapy

- Sterile, medical-grade leeches release compounds, e.g., hirudin into wounds that improve blood flow and promote healing.
- Intended for patients with chronic wounds such as pressure ulcers, chronic vascular ulcers, diabetic ulcers, etc.
- Clinical literature has shown:
  - ✓ Effectiveness of hirudotherapy in wounds that did not respond to common treatments due to lack of blood flow. [1]
  - ✓ Clinical improvement after 1.1 days on average. [2]
  - ✓ Removal of necrotic tissue and wound healing in difficult and painful wounds. [3]

Sources: [1] Hajtalebi et al. Asian J Clin Case Rep Trad Alter Med. 2017;8(2-3):55-64. [2] Riede et al. JDDG J der Deutschen Dermatol Gesellschaft. 2010;8:1-9. [3] Zaidi. Int Wound J. 2016;13(2):263-264.

Cosmeceuticals (Commercialized in 2023)

MEND SKIN RESTORATION BALM


MEND
Skin Restoration Balm
HYDRATION

- Hydrating balm formulated for sports enthusiasts
- Containing Collagen, Hydroxyethyl Urea, Natural Plant Extracts
- Available through retailers, gyms and online platforms in Singapore, Malaysia, and Australia

ENDURE MUSCLE ENERGY CREAM


ACTIV LABS
ENDURE
PERFORMANCE
RECOVERY

- For athletes who require a high-performing energy cream
- Containing Ribose, Creatine, Carnitine, Caffeine
- Transdermal delivery of energy directly to muscles through skin
- Direct-to-consumer and wholesale channels

COOL RELIEF MUSCLE PATCHES


ACTIV LABS
COOL RELIEF
muscle patches
PAIN RELIEF

- Temporary relief for aches and pains associated with joint pain, ligament sprains, etc.
- Containing Menthol, Sodium hyaluronate, Glucosamine, Chondroitin
- Direct-to-consumer and wholesale channels

Business Strategies to Drive Future Growth

1 Expand into New Geographic Markets through Strategic Partnerships

Have entered into agreements with partners in Saudi Arabia, Hong Kong, and Mainland China

2 Expand our Product Portfolio through Development and Innovation

Collaborating with R&D partner on Bullfrog Collagen for pipeline products & Exploring BF Collagen Cosmeceutical range

3 Strengthen Brand Awareness and Acquire and Retain Customers

Participating in conferences and educational talks in Singapore, Malaysia and Hong Kong

4 Attract, Cultivate and Retain Talented and Professional Workforce

Will recruit new Sales/Marketing/R&D personnel and provide workforce training & development programs

Sales and Marketing Strategies

	SALES STRATEGY	MARKETING STRATEGY
Chronic Wound Care	▪ Establish localized sales force ▪ Identify strong partners with existing sales channels	▪ Engage physicians via educational events, conferences, collaborations ▪ Enhance online presence ▪ Key Opinion Leader (KOL) engagement
Cosmeceuticals	▪ Authorized distributors ▪ Direct-to-consumer online channels	▪ Promote products through gyms ▪ Build on online presence to increase product awareness ▪ Identify and manage potential KOLs who can endorse and advocate for the products

Our Competitive Strengths

Innovative product portfolio that differentiates us from our competitors

Bioactives with distinct & superior medical properties

Well-positioned in large and growing chronic wound care markets

Superior and cost-effective products positioned for growth

Access to innovative technology in developing pipeline products

Exclusive license from R&D partner

Commitment to sustainability

In-house production and the utilization of waste products reduces environmental impact, appealing to eco-conscious consumers and offering cost savings

Loyal and growing customer base

Repeat business and steady revenue streams from hospitals and clinics

Strong leadership with in-depth knowledge and expertise

CTO's expertise in entomology, biotech, and biochemistry, complemented by CEO's commercial capabilities



Recent Financials

Attractive Revenue & Gross Profit Growth



REVENUE (US Dollars)
82%
$43,510
$42,093
$76,424
+ Cosmeceuticals
21.6% of revenue
(Launched Apr. 2023)
2021
2022
2023
Year ended Dec. 31



GROSS PROFIT (US Dollars)
87%
GPM
39.4%
$17,148
GPM
35.3%
$14,858
GPM
36.3%
$27,760
2021
2022
2023
Year ended Dec. 31

2021 & 2022: US$0.7437 = S$1; 2023: US$0.7584 = S$1

Our Highly Experienced Leadership Team

Management Team



Mr. David Quek Yong Qi
Director & CEO

- Oversees daily operations driving Cuprina's strategic goals
- Prior to Cuprina, served as business development director at OEL Holdings, responsible for expanding medical device portfolio, managing strategic partnerships, and overseeing medical device sales



Mr. Carl Marc Baptista
Director & CTO

- Leads Cuprina's technical operations, overseeing product ideation, regulatory affairs, and communications
- Previously biotechnologist at UK-based manufacturing company specializing in products for monitoring pests in structures



Dr. Naresh Waran Gnanasegaran
Head of R&D

- Heads Cuprina's R&D initiatives
- Good Clinical Practice-certified cell biologist. Senior regulatory specialist at Singapore Health Sciences Authority (HSA). Researcher for Singapore-MIT Alliance for Research & Technology Center and Agency for Science, Technology and Research (A*STAR)



Mr. Chan Tat Jing
Financial Controller

- Primarily responsible for overseeing company's financial functions, tax and corporate secretarial matters
- Has 10 years experience in accounting and finance and is a chartered certified accountant and accounting technician. Previously served at Ernst & Young, PKF-CAP LLP, and OEL Holdings

Board of Directors

Mr. Teo Peng Kwang

- Executive director of Centurion Corporation Limited, listed in Hong Kong
- 30+ years development and management experience in property and workers accommodation business

Mr. Jimmy Lee Peng Siew

- Director at Wenul HL Pte. Ltd., a real estate development company, and Material Resources Solution Pte. Ltd., a recycling company
- 43+ years experience in architecture

Mr. Koh Pee Keat*

- 17+ years banking experience at DBS Bank in trade finance, international banking, individual banking, and enterprise banking
- 24+ years various finance roles, including at Luzhou Bio-Chem Technology Limited

Mr. Ivan Ng*

- 15+ years experience in fast-moving consumer goods industry
- Served as APAC business development director at Procter & Gamble, and APAC commercial leader at Unilever

Ms. Natasha Kaur Raina*

- 25+ years working in research universities, hospitals, and private companies
- Served as deputy director of legal and head of research contracts at Nanyang Technological University

Note: The appointments of Mr. Koh Pee Keat, Mr. Ivan Ng, and Ms. Natasha Kaur Raina will become effective upon the SEC's declaration of effectiveness of our registration statement on Form F-1.

Investment Highlights

- MDT Technology Has Been Extensively Investigated for Efficacy and Safety in Treating Chronic Wounds With Positive Results
- Use of Sustainable Raw Materials for Products That Improve Clinical Outcomes
- Impressive Revenue & Gross Profit Growth in 2023 As Compared to 2022
- Highly Experienced Leadership
- Regulatory Filings in Progress for New Products and Global Expansion
- Large and Growing Global Wound Care Market

Contact Us

David Quek
Cuprina Holdings (Cayman) Limited

Email: david.quek@cuprina.com.sg
Tel: +65 9829 8287
Address: 1090 Lower Delta Road #06-08, Singapore 169201

Adam Pasholk
Network 1 Financial Securities, Inc.

Email: adampasholk@netw1.com
Tel: 001-732-758-9001
Address: The Galleria – 2 Bridge Ave – Ste 241 Red Bank, NJ 07701